SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950



ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada, M4A 1W9 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com

April 26, 2006



By Sedar Filing



SUPPL

Ontario Securities Commission
Autorite des Marches Financiers
British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: Altai Resources Inc. - CUSIP No. 02136K 10 8

In compliance with the applicable securities legislation, we confirm herewith that we have mailed on April 26, 2006 as follows:

a) to our Shareholders on record (record date: April 18, 2006) the following material (enclosed) for our Annual General Meeting of Shareholders to be held on June 14, 2006 and we are filing with you the same material:-

1) Notice of Annual General Meeting of Shareholders / Management Information Circular / President and CEO's Letter to Shareholders / Summary of Audited Consolidated Financial Statements for the year ended December 31, 2005 / Management's Discussion and Analysis (Form 51-102F1) for the year ended December 31, 2005 / Financial Statements Request – 2006;

2) Proxy Form; and

3) Proxy Return Envelope;

b) per NI 51-102, the following material to all Shareholders who have requested the Audited Consolidated Financial Statements for the year ended December 31, 2005:-

1) Audited Consolidated Financial Statements for the Year ended December 31, 2005; and

2) Management's Discussion and Analysis (Form 51-102F1) for the year ended December 31, 2005.

We are also filing herewith the following documents in compliance with the applicable securities legislation:-

1) a) Audited Consolidated Financial Statements for the Year ended December 31, 2005;

b) Management's Discussion and Analysis (Form 51-102F1) for the year ended December 31, 2005;

c) Annual Participation Fee for Reporting Issuers (OSC) – Form 13-502F1;

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d) Certification of Annual Filings by the President and Chief Executive Officer (Form 52-109FT1); and

e) Certification of Annual Filings by the Chief Financial Officer (Form 52-109FT1).

Electronic payments of fees for filing of annual financial statements (for the audited consolidated financial statements for the year ended December 31, 2005) to Ontario Securities Commission, Autorite des Marches Financiers (Quebec Securities Commission), British Columbia Securities Commission, and Alberta Securities Commission are made with this filing.

Yours truly,
ALTAI RESOURCES INC.

"Maria Au"
Maria Au
Secretary-Treasurer

Encl.

Copy By Mail to :

United States Securities and Exchange Commission
Attn: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549, U.S.A.
(SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950)

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